May 17, 2010

VIA EDGAR

United States Securities and Exchange Commission

100 F Street, N.E.

Washington D.C. 20549-7010

Re:	CAPITAL RESERVE CANADA LIMITED Request for Withdrawal of Registration Statement on Form S-1 Filed December 8, 2009 File No. 333-163062

Dear Sir or Madam:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the "Securities Act"), CAPITAL RESERVE CANADA LIMITED (the "Company") hereby respectfully requests the withdrawal of its Registration Statement on Form S-1 (File No. 333-163062), together with all exhibits thereto (collectively, the " Registration Statement "). The Registration Statement was initially filed with the Securities and Exchange Commission (the " Commission ") on December 8, 2009.

The Company requests the withdrawal of the Registration Statement because management has determined that it needs additional time to restructure its applicable business arrangements with third parties and to make other necessary corrections to the original filing. The Registration Statement has not been declared effective and no shares of Common Stock of the Company have been or will be resold pursuant to the Registration Statement.

It is our understanding that this application for withdrawal of the Registration Statement will be deemed granted as of the date that it is filed with the Commission unless, within fifteen days after such date, the Company receives notice from the Commission that this application will not be granted.

If you have any questions regarding the foregoing application for withdrawal, please contact Steve Claussen at 780-701-4447.

Sincerely,

CAPITAL RESERVE CANADA LIMITED

By: /s/ Steve Claussen

Steve Claussen, CEO